Exhibit 99.30

i-80 Gold Announces Key Land Acquisition at Getchell

Reno, Nevada, May 12, 2021 - i-80 GOLD CORP. (TSX:IAU) (“i-80”, or the “Company”) is pleased to announce that it has completed a property acquisition with members of the Christison family and Seven Dot Cattle Co. LLC to secure mineral and surface interests at the recently acquired Getchell Project in Humboldt County, Nevada.

The lands acquired include an approximate 42% interest in certain claims that host a significant portion of the open pit resource at Getchell and the potential extension of the Pinson underground deposit. The property interests also include private surface ownerships that will allow for the development of an open pit. Lastly, i-80 is acquiring an additional land section that will provide additional area that can be used for locating important infrastructure.

The total consideration consisted of $10 million in cash ($7.5 million of which was paid in December 2020) and 2,430,488 common shares of i-80 Gold.

Matt Gili, President and Chief Operating Officer of i-80, commented: “The acquisition of these properties represent a major milestone for the Getchell Project, further consolidating mineral ownership of one of Nevada’s highest-grade development-stage deposits while also securing critical surface lands that will allow i-80 to pursue the development of an open pit mining operation contained within our property.”

The Getchell Project represents one of i-80’s three core land holdings in Nevada and is host to both open pit and underground resources. In 2021, the Company will complete a Preliminary Economic Assessment and major drill programs, both on surface and underground. The goal is to advance the Pinson underground mine, currently under care-and-maintenance, to a production decision on an expedited basis. Pinson is host to a high-grade resource that includes 190,000 ounces of gold (Measured & Indicated) at a grade of 10.49 g/t and 581,000 ounces of gold (Inferred) at a grade of 11.90 g/t making it one of the highest-grade, fully permitted, gold deposits in North America. Permitting activities will be initiated concurrent with drilling and metallurgical work on the open pit deposit area that hosts a Measured & Indicated resource of 1.275 M ounces of gold at an average grade of 1.95 g/t Au.

Tim George, PE, Manager of Engineering Services, is the Qualified Person for the information contained in this press release and is a Qualified Person within the meaning of National Instrument 43-101.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. The securities being offered have not been, nor will they be, registered under the Securities Act of 1933 and may not be offered or sold absent registration or an applicable exemption from the registration requirements of such Act any application state securities laws.

About i-80 Gold Corp.

i-80 Gold Corp. is a Nevada-focused mining company with a goal of achieving mid-tier gold producer status. In addition to its producing mine, El Nino at South Arturo, i-80 is beginning to plan for future production growth through the potential addition of the Phases 1 & 3 projects at South Arturo, advancing the Getchell Project through economic studies and then on to development, and the advanced exploration for the 100%-owned McCoy-Cove Property.

For further information, please contact:

Ewan Downie - CEO

1.866.525.6450

Info@i80gold.com

www.i80gold.com

Certain statements in this release constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws, including but not limited to, commencement of trading of i-80 Gold on the Toronto Stock Exchange and completion of the acquisition of the Getchell Project. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate”, “scheduled”, “forecast”, “predict” and other similar terminology, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These statements reflect the Company’s current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.